UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )

MEDIA SCIENCES INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
58446X 10 7
(CUSIP Number)
David W. Stempel
Bradley Arant Boult Cummings LLP
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-4632
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	58446X 10 7	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS: Richard L. Scott IRS Identification Nos. of above persons (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ N/A

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7.	SOLE VOTING POWER:

NUMBER OF		588,650

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		588,650

	10.	SHARED DISPOSITIVE POWER:

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

588,650

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.9%

14.	TYPE OF REPORTING PERSON:

IN

This Amendment No. 7 amends the Schedule 13D filed by Richard L. Scott (the “Reporting Person”) on April 12, 2004 (the “Schedule 13D”), as amended on May 27, 2004, July 6, 2004, November 22, 2006, January 10, 2007, February 28, 2007, and March 8, 2010, with respect to shares of Common Stock, $.001 par value (“Common Stock”), of Media Sciences International, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D.
The following Items are hereby amended as follows:
Item 5. Interest in Securities of the Issuer
(a)	The 588,650 shares of the Common Stock owned by the Reporting Person constitute 4.9% of the outstanding Common Stock of the Issuer based on the outstanding shares of Common Stock set forth in the Issuer’s most recent Form 10Q.

(b)	The Reporting Person has sole voting and dispositive power with respect to the Common Stock.

(c)	The Reporting Person sold the following shares of the Common Stock of the Issuer in open market transactions during the past 60 days:

Sale Date	Number of Shares	Price Per Share	Aggregate Consideration
3/29/2010	45,000	$0.5000	$22,500.00
4/15/2010	45,000	$0.4900	$22,050.00
4/30/2010	86,000	$0.6210	$53,406.00
(d)	The Common Stock was sold by three different entities controlled by the Reporting Person, including the Frances Annette Scott Revocable Trust, of which the Reporting Person’s spouse is the trustee.

(e)	The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer on April 30, 2010.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 3, 2010	/s/ Richard L. Scott
Richard L. Scott

4